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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UTEK Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

91759P106

(Cusip Number)

Clifford M. Gross, Ph.D.
UTEK Corporation
202 South Wheeler Street
Plant City, Florida 33566
(813) 754-4330

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91759P106			Page 2 of 5

1.	Name of Reporting Person: Clifford M. Gross, Ph.D.		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 75,000

		8.	Shared Voting Power: 1,957,954

		9.	Sole Dispositive Power: 75,000

		10.	Shared Dispositive Power: 1,957,954

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,032,954

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 47.8%*

14.	Type of Reporting Person (See Instructions): IN

* Based on the number of shares of UTEK Corporation’s common stock outstanding on June 2, 2003, as disclosed in UTEK Corporation’s Form 10-Q filed with the SEC on June 6, 2003.

CUSIP No. 91759P106			Page 3 of 5

1.	Name of Reporting Person: Elissa-Beth Gross		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,957,954

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,957,954

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,957,954

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 46.0%*

14.	Type of Reporting Person (See Instructions): IN

* Based on the number of shares of UTEK Corporation’s common stock outstanding on June 2, 2003, as disclosed in UTEK Corporation’s Form 10-Q filed with the SEC on June 6, 2003.

CUSIP No. 91759P106	Page 4 of 5

Introduction

     This Amendment No. 1 amends the Statement on Schedule 13D, originally filed on January 31, 2001 (“Schedule 13D”) by Clifford M. Gross and Elissa-Beth Gross (the “Reporting Persons”) and, relates to shares of common stock, par value $0.01 per share (the “Shares”), of UTEK Corporation, a Delaware corporation. This Amendment No. 1 is being filed to update the information contained in the Schedule 13D.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby replaced in its entirety as follows:

     This Amendment No. 1 is being filed by the Reporting Persons. Clifford M. Gross is the Chairman and Chief Executive Officer of UTEK Corporation. Elissa-Beth Gross is a homemaker.

     The principal business address of each of the Reporting Persons is c/o UTEK Corporation 202 South Wheeler Street, Plant City, Florida 33566.

     During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by replacing paragraphs (a) and (b) thereof with the following paragraphs:

     (a)  Clifford M. Gross has beneficial ownership over 2,032,954 Shares, or 47.8% of the outstanding Shares. Elissa-Beth Gross has beneficial ownership over 1,957,954 Shares, or 46.0% of the outstanding Shares.

     (b)  Clifford M. Gross shares voting and disposition power over 1,957,954 Shares, or 46.0% of the outstanding Shares, with his wife, Elissa-Beth Gross. The Reporting Persons hold 10,700 of those Shares as custodians for their two minor children under the Uniform Gifts to Minors Act. Clifford M. Gross has sole voting and disposition power over options to purchase 75,000 Shares. Additionally, in September 2003, certain options held by Clifford M. Gross to purchase 25,000 Shares will vest and become immediately exercisable. Because these options to purchase 25,000 Shares cannot be exercised within 60 days of the date this Amendment No. 1 is being filed with the SEC, these options have not been included in calculating the number of Shares beneficially owned by Clifford M. Gross in this Amendment No. 1.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2003	By:	/s/ Clifford M. Gross

Clifford M. Gross

Date: July 10, 2003	By:	/s/ Elissa-Beth Gross

Elissa-Beth Gross